Exhibit (a)(1)(l)

LSI LOGIC CORPORATION

Supplement to
Frequently Asked Questions

Regarding the Offer to Exchange
Outstanding Options Under Our 1991 Equity Incentive Plan and 1999
Nonstatutory Stock Option Plan for New Options Under Our
1999 Nonstatutory Stock Option Plan

The following question supplements the original list of questions that we previously distributed to you and that is designed to provide answers to commonly asked questions about the exchange offer. We urge you to carefully read the following question and answer as well as the original list of questions and answers, the Offer to Exchange, the letter from Wilfred J. Corrigan dated August 20, 2002 and the Stock Option Exchange Offer Election and Withdrawal Forms. The offer is made subject to the terms and conditions of these documents as they may be amended. The information in this supplement and the original list of questions is not complete. Additional important information is contained in the remainder of the offer documents.

Q34.	If I choose not to participate in this offer, will my manager be able to recommend a stock option grant for me between now and March 20, 2003?

A34.	The granting of stock options must be approved by the board of directors. At the August 2002 meeting, the board approved this offer to exchange options. Except for new hire grants, the board did not approve any grants for employees eligible to participate in the exchange in August. Many companies, including LSI Logic, are now reviewing stock option programs in light of increased ongoing discussion in Congress, and with Federal agencies, investor groups and the stock exchanges. An employee should not expect to receive a stock grant between now and March 20, 2003, if the employee decides not to participate in the current Offer to Exchange.

This supplement is dated August 23, 2002.